MPT: Salomon Brothers Municipal Partners Fund II Inc.
On November 8, 2005, George W. Karpus, a shareholder of the Fund, commenced a derivative action in the Supreme Court of the State of New York, County of New York against certain current and/or former officers and directors of the Fund and Salomon Brothers Municipal Partners Fund II Inc. (the "State Litigation").
On December 23, 2005, the Fund filed a complaint in the United
States District Court for the Southern District of New York against Karpus Management, Inc. ("KIM") and other necessary parties alleging violations of federal proxy rules in connection with KIM's solicitation of proxies from Fund shareholders to vote against the approval of a new management agreement between the Fund and Salomon Brothers Asset Management Inc ("SBAM"), the Fund's current investment adviser (the "Federal Litigation").
On February 13, 2006, the parties announced a settlement, settling both the State Litigation and Federal Litigation. The settlement is subject to final court approval and shareholder notice with respect to the State Litigation settlement. As part of the settlement, subject to the satisfaction of certain conditions set forth in the settlement agreement, the Fund has agreed to commence a tender offer prior to June 30, 2006 for up to 10% of the then outstanding common shares of the Fund at a price equal to at least 98% of the Fund's net asset value per share on the date the tender offer expires. In addition, if the Fund's common shares have traded on the New York
Stock Exchange at an average discount from net asset value of 5% or more as of the last trading day in each week during the last 12-weeks of the previous calendar quarter, the Fund will commence a tender for up to 5% of the then outstanding common shares of the Fund by the end of the fourth calendar quarter of 2006 and in the second and fourth calendar quarters of 2007 and the second calendar quarter of 2008. Although the Board of Directors of the Fund has committed to commence these tenders under the circumstances described, the Fund will not make such tenders if certain market conditions exist that would make it detrimental to the Fund and its shareholders to commence the tenders. Additionally, under the terms of the settlement and subject to certain conditions, the Board of Directors of the Fund, subject to compliance with applicable laws, rules and regulations, has preliminarily determined to recommend a merger (the "Merger") between the Fund and Salomon Brothers Municipal Partners Fund II Inc. ("MPT") to shareholders of the Fund at a meeting of shareholders to be held in or before April 2007. The Merger would be on such terms and conditions as the Board of Directors of the Fund deems appropriate, including no material change in circumstances that causes the Board of Directors of the Fund to believe that the Merger is no longer in the best interest of shareholders. The Merger, if approved by the Board of Directors and the shareholders of the Fund and by the Board of Directors and shareholders of MPT, would be completed on, or as soon as practicable after, July 7, 2007.